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                            February 24, 2023

       Murray Bailey
       Chief Executive Officer and President
       EESTech, Inc.
       Suite 417, 241 Adelaide Street
       Brisbane, 4000, Australia

                                                        Re: EESTech, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 14,
2023
                                                            File No. 000-32863

       Dear Murray Bailey :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed February 14, 2023

       Description of Business, page 3
       EESTech Customers/Prospects -Samancor, page 11
       Project Revenue, page 14

   1. We note you disclosed on page 15 that in Stage 2, if the chrome concentrate WRAM-
                                                        ROX processed in the
Reclamation Facility is smelted in EESTech   s IRF to ferrochrome
                                                        metal that meets
Samancor   s upgrade specifications, EESTech will sell the product to
                                                        Samancor at a
pre-determined discount to the spot market price, and that the pre-
                                                        determined discount
under the terms of the Samancor Agreement varies based upon the spot market price, but
contains a minimum price to EESTech at or below a floor for spot market price of
approximately US$1,200 per ton.
 Murray Bailey
EESTech, Inc.
February 24, 2023
Page 2
      Please clarify where in your February 21, 2019 Ferrochrome Recovery from Slag
      Agreement with Samancor Chrome Limited (Samancor Agreement) the $1,200 floor price is specified or established. Referencing the Samancor Agreement Schedule
2A
      Reclaimed Ferrochrome (FeCr) Wholesale Price Structure, we note that the lowest price
      (Level 1), on a per pound basis converted to ton, is below $1,200 per ton.

      Please revise your disclosure to correct the floor price as appropriate, describe more clearly how the minimum price to EESTech is determined based on the contractual terms
      of the Samancor Agreement and clarify what you mean by    at or below
a floor price
      which does not appear to establish a minimum price.
Financial Statements
General, page F-1

2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher,
Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770
or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMurray Bailey
                                                           Division of
Corporation Finance
Comapany NameEESTech, Inc.
                                                           Office of Energy &
Transportation
February 24, 2023 Page 2
cc:       David Mittelman
FirstName LastName